Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and the nine months ended September 30, 2008. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for the years ended December 31, 2003, 2004, and 2007, and for the six months ended June 30, 2008, we have provided the coverage deficiency amounts for those periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

	Year Ended December 31,					Six Months Ended June 30, 2008
	2003	2004	2005	2006	2007
Income (loss) from continuing operations before income tax * operas	$(54,592)	$(25,316)	$14,457	$2,352	$(39,100)	$(14,385)
Plus: Fixed charges	6,379	6,411	696	372	287	131
Less: Interest capitalized	—	—	1	1	—	—

Earnings, as adjusted	$(48,213)	$(18,905)	$15,152	$2,723	$(38,813)	$(14,254)

Fixed charges	6,379	6,411	696	372	286	131

Total fixed charges	$6,379	$6,411	$696	$372	$286	$131

Preferred stock dividends	—	—	—	—	—	—
Ratio of earnings to fixed charges	—	—	21.77	7.32	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	21.77	7.32	—	—
Deficiency of earnings available to cover fixed charges	$(41,834)	$(12,494)	—	—	$(38,528)	$(14,123)

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(41,834)	$(12,494)	—	—	$(38,528)	$(14,123)

*	Excluding losses from minority interest and income/loss from equity investees.